The Bequest Legacy Fund

Diversify Your Portfolio With One Investment

Learn about our most recent investment offering, the Bequest Legacy Fund, an investment vehicle designed for all investors.



Martin Saenz
Managing Partner at Bequest Asset Management

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Why Choose The Bequest Legacy Fund?



Diversified Portfilio

Gain access to U.S. residential performing mortgages, commercial real estate, and energy operations.



Operator Pledge

Bequest strives to provide our investors with reliable and consistent returns across all our funds.



Transparency

Track your investments with 24/7 access, along with quarterly updates from Bequest directly.







Flexible Payouts

Choose between monthly income or compound growth to suit your financial goals.



Accessible Investing

Previously limited to wealthy individuals, now available to all investors.

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The Bequest Legacy Fund

Be part of our journey, and explore investing.

For new investors, middle-income individuals and retirees looking for a firm that focuses on investments intended to provide consistent and predictable returns. The Bequest Legacy Fund offers an opportunity to invest in assets across three different industries with one investment decision.

We invite you to join us on this exciting journey. The Bequest Legacy Fund is more than just an investment; it is a commitment to building a better future through investments intended to be responsible and impactful.

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About Us

A Family Office Committed To Always Doing Right By Our Investors.

Who Are We?

Sarasota, FL based asset management firm focused on Real Estate and Energy. Our main focus is acquiring and managing assets intended to provide consistent and predictable monthly passive income.

Who We Work With?

We partner with family offices, accredited and non-accredited investors, including business owners, corporate executives, and employees, all striving to improve the world, one investment at a time.



Frequently Asked Questions

▶ How long have the Fund Operators been managing funds?

▶ What is the minimum and maximum fund investment?

▶ Am I eligible to invest?

▶ What payment types are accepted?

▶ Who can invest in a Regulation CF Offering?

▶ Where can I see my Bequest Legacy Funds?

▶ Is there a direct number for the Bequest Investor Relations team?

▶ May I compound my interest?

▶ Can I cancel my investment?

▶ How can I learn more about a company's offering?

▶ What information does Dalmore collect from issuers related to their offering?

▶ Where can I learn more about investing in Reg CF offerings?

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DALMORE TECHNOLOGY

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed with the SEC and only through an intermediary's platform. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of filing. An indication of interest involves no obligation or commitment of any kind.

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.

BEQUEST
ASSET MANAGEMENT

Our expertise is in Real Estate, Mortgage, and Energy Assets from acquisition to disposition.

Contact Us

(941) 957 9979

Hello@BQFunds.com

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